Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

INTEGRATED SECURITY SYSTEMS, INC.

(Pursuant to Section 242 of the General

Corporation Law of the State of Delaware)

Integrated Security Systems, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware, as amended (the “Corporation”), does hereby certify that:

1.

The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 18, 1991.

2.

The Corporation’s Certificate of Incorporation, as amended, is hereby amended so that each one hundred (100) issued and outstanding shares of the Corporation’s Common Stock, par value $0.01 per share, shall be converted into one (1) share of the Corporation’s Common Stock, par value $0.01 per share, by deleting Article FOURTH in its entirety and substituting the following in lieu thereof:

“FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 800,750,000 shares, of which 800,000,000 shares shall be Common Stock, par value $0.01 per share (“Common Stock”), and 750,000 shares shall be Preferred Stock, par value $0.01 per share (“Preferred Stock”).

Simultaneously with the effective time of the filing of this amendment with the Delaware Secretary of State (the  “Effective Time”), and without regard to any other provision of this Certificate of Incorporation, each one (1) share of Common Stock, either issued or outstanding or held by the Corporation as treasury stock, immediately prior to the Effective Time shall be and is hereby automatically reclassified and changed (without any further act) into one-one hundredth (1/100th) of a fully paid and nonassessable share of Common Stock without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation (the “Reverse Stock Split”).

No fractional shares of Common Stock shall be issued upon the Reverse Stock Split.  Whether or not fractional shares would have been issuable (but for the preceding sentence) upon the Reverse Stock Split shall be determined based on the total number of shares of Common Stock held by each holder.  In lieu of any fractional interests in shares of Common Stock to which any stockholder would otherwise be entitled pursuant hereto (but for the preceding sentences), any fractional shares resulting from the Reverse Stock Split shall be rounded down to the nearest whole share; provided, however, that if immediately prior to the Effective Time a stockholder of record holds less than one hundred (100) shares of Common Stock, then the Corporation shall make a cash payment to such stockholder at a price per share equal to $0.005.”

4.

The Board of Directors of the Corporation duly adopted resolutions setting forth the above-referenced amendment, declaring such amendment to be advisable and calling for a vote of the stockholders of the Corporation on such amendment.

5.

Pursuant to a resolution of the Corporation’s Board of Directors, a special meeting of the stockholders was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, and at such meeting, the stockholders of the Corporation voted in favor of, approved and adopted the foregoing proposed amendment of the Certificate of Incorporation of the Corporation.

6.

The foregoing amendment of the Certificate of Incorporation of the Corporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Dated: January 31, 2011	INTEGRATED SECURITY SYSTEMS, INC.

	By:	/s/ BROOKS SHERMAN
Brooks Sherman
Chairman and Chief Executive Officer

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